UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 1, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Runway Lakes Land Partners LLC

On June 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Runaway Lakes Land Partners LLC (the “Runaway Lakes Controlled Subsidiary”), for an initial purchase price of $17,514,000, which was the initial stated value of our equity interest in the Runaway Lakes Controlled Subsidiary (the “Initial Runaway Lakes Investment”). The Runaway Lakes Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 454 units located at 31790 US Highway 19, Palm Harbor, FL (the “Twin Lakes Property”) and 4701 88th Avenue North, Pinellas Park, FL (the “Runway Bay Property”). Details of the acquisition can be found here.

The Twin Lakes Property was acquired for a purchase price of approximately $38,600,000.

To finance the acquisition of the Twin Lakes Property, a $28,309,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81% per annum, with five years interest-only, was provided by Newmark Knight Frank – Freddie Mac (the “Twin Lakes Senior Loan”).

The initial business plan for the Twin Lakes Property called for common area and unit improvements, including stainless steel appliances, vinyl flooring, new cabinet faces, kitchen backsplash, quartz countertops, new light fixtures, and 2” blinds, as well as exterior renovations such as exterior painting, landscaping, fitness center improvements, and a light clubhouse refresh.  Approximately 48% of total units have been renovated and the clubhouse refresh completed. There are approximately 81 more units to be renovated over the next 4 years.

On June 1, 2023, Berkeley Point Capital LLC / Freddie Mac provided a $9,094,000 supplemental loan with a 7.02% fixed interest rate and approximately 13 months interest-only (the “Twin Lakes Supplemental Loan”), bringing, the combined loan balance to $37,403,000 and the combined loan-to-value ratio to approximately 59.2%. The appraised value of $63,200,000 represents a 63.7% increase in value compared to the $38,600,000 purchase price.

The Runaway Bay Property was acquired for a purchase price of approximately $25,150,000.

To finance the acquisition of the Runaway Bay Property, a $18,939,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81% per annum, with five years interest-only was provided by Newmark Knight Frank – Freddie Mac (the “Runaway Bay Senior Loan”).

The initial business plan called for common area and unit improvements, including faux stainless steel appliances, new cabinet faces, new laminate countertops, new lighting fixtures, vinyl flooring, and 2” blinds as well as exterior renovations of a light clubhouse refresh, fitness center improvements, exterior pressure wash, and landscaping. Seventy seven units remain to be renovated and are expected to be completed in the next four years.

On June 1, 2023, Berkeley Point Capital LLC / Freddie Mac provided a $8,183,000 supplemental loan with a 7.02% fixed interest rate and approximately 13 months interest-only (the “Runaway Bay Supplemental Loan”), bringing, the combined loan balance to $27,122,000 and the combined loan-to-value ratio to approximately 61.2%. The appraised value of $44,300,000 represents a 76.1% increase in value compared to the $25,150,000 purchase price.

In connection with the closing of the Twin Lakes and Runaway Bay Supplemental Loans, we received a cash distribution from the Runaway Lakes Controlled Subsidiary of approximately $14,438,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       June 22, 2023